FORM U-6B-2/CERTIFICATE OF
                 NOTIFICATION under the Public Utility Holding
                   Company Act of 1935, as amended ("PUHCA")

         PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company ("Cinergy"), hereby affirms that it has borrowed the proceeds of the securities described below pursuant to an exemption under Section 6(a) of PUHCA:

1. Type of security: $55,000,000 Indiana Development Finance Authority ("IDFA") Environmental Revenue Bonds, Series 2004A (PSI Energy, Inc. Projects) (the "Bonds"). PSI borrowed the entire amount of this bond issue (interest on which is generally exempt from federal income tax by holders of the bonds) pursuant to a loan agreement with IDFA and subject to a trust indenture for which Deutsche Bank National Trust Company is the trustee.

2. Issue, renewal or guaranty: Issuance.

3. Principal amount: $55,000,000.

4. Annual rate of interest: variable. The initial interest rate was 1.13% per annum, which is subject to change on a weekly basis.

5. Date of issue: August 13, 2004.

6. Date of maturity: August 1, 2039.

7. Acquirer of the Bonds: Morgan Stanley & Co. Incorporated. The Bonds were initially sold by IDFA to Morgan Stanley & Co. Incorporated, as the underwriter, pursuant to a bond purchase agreement.

8. Collateral: the Bonds are secured with a 5-year letter of credit issued by Barclays Bank PLC.

9. Net proceeds to PSI: approximately $54,650,000, after payment of various costs of issuance, including the underwriter's discount.

10. Use of proceeds: to provide funds to PSI for the construction of certain solid waste disposal projects at the following PSI electricity generating stations: Gibson Station, Cayuga Station, Wabash River Station and Edwardsport Station.

11. Exemption claimed: Rule 52(a).


                                            PSI Energy, Inc.


                                            By: /s/ Wendy L. Aumiller
                                                Wendy L. Aumiller
                                                Treasurer
Dated:  August 19, 2004